

14046911

KW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2014

Washington DC 404

SEC FILE NUMBER
8- ~~46473~~
8-48346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/13___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Clary Investment*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 BELMONT STREET
(No. and Street)

SOUTH EASTON	MA	02375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT CLARY   (508) 238-8868
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET	MILTON	MA	02186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ROBERT CLARY_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_CLARY INVESTMENT & INSURANCE PLANNING CORP._____ , as

of _____DECEMBER 31,_____ , 20_13___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

JAMES SACHETTA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 8, 2017

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526



Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clary Investment & Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Clary Investment & Insurance Planning Corp.,(the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of audited financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment & Insurance Planning Corp., Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
February 21, 2014

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Current assets:		
Cash	$ 24,734	$ 20,773
Commissions receivable	32,079	21,004
Total current assets	56,813	41,777
Office equipment and fixtures:		
Office equipment and fixtures	2,156	2,156
Less: accumulated depreciation	2,156	2,156
Net office equipment and fixtures	-	-
Total assets	$ 56,813	$ 41,777

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Current liabilities:		
Commissions payable	$ 25,843	$ 12,569
Payroll taxes payable	5,082	-
Miscellaneous payables	1,465	1,465
Total current liabilities	32,390	14,034
Stockholder's equity:		
Common stock, no par value, 200,000 shares authorized issued and outstanding, 200 shares	6,200	6,200
Additional paid-in capital	1,000	1,000
Retained earnings	17,223	20,543
Total stockholder's equity	24,423	27,743
	$ 56,813	$ 41,777

See accompanying notes and independent registered auditor's report.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Income:		
Brokerage	$ 466,381	$ 337,869
Interest income	20	18
Total income	466,401	337,887
Operating expenses:		
Branch revenue allocation expense	164,153	134,818
Commissions	179,482	152,553
Salary	44,000	20,000
Payroll and miscellaneous taxes	4,158	2,365
Fees	9,066	8,350
Professional fees	12,238	12,138
Insurance	1,908	2,209
Rent	7,200	7,200
Other operating expenses	3,516	277
Total operating expenses	425,721	339,910
Net income (loss)	$ 40,680	$ (2,023)

See accompanying notes and independent registered auditor's report.   -4-

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Balance, beginning of year	$ 20,543	$ 59,900
Add (deduct):		
Net income (loss)	40,680	(2,023)
	61,223	57,877
Less: Distribution to stockholder	44,000	37,334
Balance, end of year	$ 17,223	$ 20,543

See accompanying notes and independent registered auditor's report.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

CLARY INVESTMENT & INSURANCE PLANNING CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 40,680	$ (2,023)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in:		
Commissions recevable	(11,075)	21,181
Commissions payable	13,274	(4,745)
Payroll taxes payables	5,082	(53)
Miscellaneous payable	-	269
Net cash provided by operating activities	47,961	14,629
Cash flows from financing activities:		
Distribution to stockholder	(44,000)	(37,334)
Net cash provided by financing activities	(44,000)	(37,334)
Net increase (decrease) in cash	3,961	(22,705)
Cash, beginning of year	20,773	43,478
Cash, end of year	$ 24,734	$ 20,773
Supplemental disclosures of cash flows:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes and independent registered auditor's report.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Clary Investment & Insurance Planning Corp., ("the Company") is incorporated in the Commonwealth of Massachusetts and is engaged in the business of providing securities brokerage services relating to redeemable mutual fund shares and variable annuities.

Method of accounting

The Company prepares its financial statements on the accrual basis of accounting, and records its commission income and corresponding expenses on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, a receivable from a clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Office equipment and fixtures   5 years

Risks and uncertainties

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation No.48, "Accounting for Uncertainty in Income Taxes," and interpretation of FASB Statement No. 109 (FIN48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard on January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2010 - 2013. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Income taxes

Clary Investment & Insurance Planning Corp., with the consent of its shareholder, has elected to be taxed as an S corporation under Section §1372 of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Provisions for the state corporate income taxes are included in the December 31, 2013 and 2012 financial statements.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2014, the date the financial statements were issued.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

At December 31, 2013 and 2012, five customers accounted for 73% and 79%, respectively, of the outstanding accounts receivable. Such items were fully collected in January, 2014 and 2013, respectively.

NOTE 3 - RENT

The Company is currently renting its facility at 43 Belmont Street, South Easton, Massachusetts on a tenant at will basis. Rent expense for the years ending December 31, 2013 and 2012 was $7,200 for each year.

NOTE 4 - RETIREMENT EXPENSE

The Company has a Simple Retirement Plan. The Company has not contributed to its Simple Retirement Plan for the years ending December 31, 2013 and 2012, respectively.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

NOTE 5 - COMMITMENTS AND CONTINGENCIES

We have determined there are no current or future commitments or contingencies including litigation and arbitration that may cause a future loss or obligation.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule §15c3-3(k)(1) which exempts the Company from maintaining a specified amount of capital as it does not engage in any activity under which customer funds or securities are at risk. The Company is required to maintain net capital of not less than $5,000 per SEC Rule §15c3-1(a)(2)(vi). The Company's net capital, as computed pursuant to Rule §15c3-1(a)(2)(vi), was $24,423 and $27,743 at December 31, 2013 and 2012, respectively, which was greater than the required net capital of $5,000 by $19,423 and $22,743, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2013 and 2012 was 1.33 and .51 to 1, respectively (see supplementary information).

NOTE 7 - EXEMPTION FROM RULE §15c3-3(k)(1)

The Company claims an exemption from Rule §15c3-3(k)(1) of the Securities Exchange Act of 1934.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

SUPPLEMENTARY INFORMATION

Capital - stockholder's equity		$ 24,423
Deductions - nonallowance items		-
Other deductions		-
Net capital		24,423
Total aggregate indebtedness	$ 32,390	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		$ 19,423
Ratio of aggregate indebtedness to net capital		1.33 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying independent registered auditor's report.

CLARY INVESTMENT & INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2012

Capital - stockholder's equity		$ 27,743
Deductions - nonallowance items		-
Other deductions		-
Net capital		27,743
Total aggregate indebtedness	$ 14,034	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)		5,000
Excess net capital		$ 22,743
Ratio of aggregate indebtedness to net capital		.51 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying independent registered auditor's report.

-12-



Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE §15c3-3

Mr. Robert Clary
Clary Investment and Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

In planning and performing our audit of the financial statements of Clary Investment and Insurance Planning Corp. ("the Company") for the year ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule §17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule §17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule §17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule §15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule §17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives.



BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE §15c3-3
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule §17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weakness as defined above.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526



Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE §17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE §15c3-3
(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule §17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

February 21, 2014
Milton, Massachusetts 02186



BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617-423-2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508-771-8577
Fax 508-775-7526

Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617-698-3950 • Fax 617-696-1596

Independent Accountants' Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

To: Clary Investment and Insurance Planning Corp.
43 Belmont Street
South Easton, MA 02375

Dear Mr. Clary:

During the course of Gosule, Butkus & Jesson, LLP's examination of Clary Investment and Insurance Planning Corp., no material inadequacies were found to exist but for the fact that Clary Investment and Insurance Planning Corp. is a closely held company with a lack of segregation of duties. Clary Investment and Insurance Planning Corp. acknowledges this material inadequacy but due to their small staff size Clary Investment and Insurance Planning Corp., is unable to improve on their segregation of duties.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
February 21, 2014

-16-

Clary Investment & Insurance Planning Corp.
SEC Registration No: 8-48346

Report of Independent Registered
Public Accounting Firm

Financial Statements and Supplemental Information
Years Ended December 31, 2013 and 2012

Filed Pursuant to Rule §17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP
Certified Public Accountants